UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46961

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Stonington Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

342 West 22nd Street

(No. and Street)

New York	**NY**	**10011**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Forster	**(646) 541-1134**	**wdf@wforster.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC

(Name – if individual, state last, first, and middle name)

5865 Mistloe Avenue	**Beaumont**	**TX**	**77707**
(Address)	(City)	(State)	(Zip Code)
03/19/2019		**6543**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, William Forster _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attachment
Anthony Ruz
Notary Public
03/01/2026

Signature: W.M D Forster

Title: President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   )

County of Los Angeles   )

On ___03/01/2026___ before me, ___Anthony Ruiz___, Notary Public,
         Date   *Here Insert Name and Title of the Officer*

personally appeared ___William Forster___
                                         Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
                      Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___Oath or Affirmation___ Document Date: ___03/01/2026___

Number of Pages: ___2___ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☒ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐   ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: _____
- Signer Is Representing: _____

Signer's Name: _____
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: _____
- Signer Is Representing: _____

Stonington Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Therein

December 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Stonington Corporation:

Opinion on Financial Statements

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

February 13, 2025

We have served as the auditor for Stonington Corporation since 2019.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

Stonington Corporation

Statement of Financial Condition
As of and for the Year-Ended December 31. 2025

ASSETS

CURRENT ASSETS

Cash	$	13,407.30
Total Current Assets		13,407.30

TOTAL ASSETS	$	13,407.30

LIABILITIES and STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Income Tax Payable	125.00
Total Current Liabilities	125.00

LONG TERM LIABILITIES — -

Total Liabilities	$	125.00

STOCKHOLDER'S EQUITY

Capital Stock, no par value	$	42.00
200 shares authorized. 42 shares issued and outstanding		
Paid in Excess		506,511.88
Retained Earnings		(493,271.58)
Total Stockholder's Equity		13,282.30
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,407.30

The accompanying notes are an integral part of these financial statements

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Stonington Corporation (the "Company") was incorporated in the state of New York effective June 8, 1995. The Company has adopted a calendar year.

Description of the Business

The Company, located in New York, NY is a broker-dealer firm registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3 (k)(2)(i), which provides an exemption because of "Special Account for the benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable—Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible: accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Advisory, consulting and private placement fees are recognized on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the prior period. Private placement fees are recognized when the proceeds of the private placement are received.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Instruments that are subject to fair value disclosure requirements are carried in the financial statements at the amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2025, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is in services, and primarily the provision of merger and acquisition advice and acting as an advisor and agent for private placements. In past years the Company has received revenue from finder's fees paid by a fund manager.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and New York State income tax regulations. Under those provisions the Company does not pay federal or state income taxes.

NOTE B -- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 13c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding amounts reported in Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OF CONTROL REQUIREMENTS

The Company does not have possession of control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-13-3(k)(2)(i) because the Company does not handle customer funds or securities.

NOTE D – RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel, and other services for the day-to-day operation of the Company under a master services agreement. The Company incurred $1,600 fees during the year ended December 31, 2025 related to this agreement. On October 21, 2025 the sole shareholder of the firm purchased an additional 4 shares of Company's common stock for an aggregate purchase consideration of $10,000.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which included procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, it is not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(3)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Stonington Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the Company at a future date.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company determined that there were no events which took place that would have a material impact on its financial statements.